UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2008

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F      X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : March 25, 2008	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Liquidation of MU Strategic Partner Co., Ltd.

Tokyo, March 25, 2008—Mitsubishi UFJ Financial Group, Inc. (MUFG) announced today that The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a subsidiary of MUFG, has decided to liquidate MU Strategic Partner Co., Ltd. (MUSP), which is a wholly-owned subsidiary of BTMU.

1.	Outline of MUSP

(1) Head office address:	1-1-1 Otemachi, Chiyoda-ku, Tokyo

(2) Representative:	Takatoshi Okajima

(3) Capital:	Japanese yen 60.01 billion

(4) Main business:	Lending business

2.	Reason for liquidation

As the disposal of non-performing loans, which was the reason for the establishment of MUSP, has largely been completed, it has been decided to liquidate MUSP.

3.	Timing of liquidation

The timing of the liquidation has yet to be decided.

4.	Outlook

MUFG’s business results for the fiscal year ending March 31, 2008, including any impact from the liquidation of MUSP, will be announced after the settlement of accounts for the fiscal year has been completed.

* * *

Contact:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division 81-3-3240-7651